Annual Report

(VIEW FORM C)

Cover Page

Name of issuer:

ASTRALABS INC.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/15/2016

Physical address of issuer:

979 Springdale Rd
Suite 123
Austin TX 78702

Website of Issuer:

https://astralabs.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

118

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,741,980.00	$567,918.00
Cash & Cash Equivalents:	$364,833.00	$109,303.00
Accounts Receivable:	$1,082,959.00	$283,131.00
Short-term Debt:	$706,653.00	$655,885.00
Long-term Debt:	$905,204.00	$149,900.00
Revenues/Sales:	$10,057,994.00	$2,986,986.00
Cost of Goods Sold:	$566,597.00	$190,490.32
Taxes Paid:	$0.00	$0.00
Net Income:	($2,317,508.00)	($442,255.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

ASTRALABS INC.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Eddie Tait	Board Member	Bethel	2022
Andrew Ryan	CEO	Astralabs Inc.	2016
Travis Brodeen	Founder at MVP Institute	Self	2016
Nihar Patel	CFO	Astralabs Inc.	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Andrew Ryan	President	2016
Andrew Ryan	CEO	2016
Nihar Patel	Secretary	2018
Nihar Patel	CFO	2018
Nihar Patel	COO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ryan Rafols	8300000.0 Class B Common Stock	87.3

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or

partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Astralabs, Inc. (the "Company"), a Delaware corporation (together with its affiliates, "Astralabs", "we", or "our") has limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. Astralabs includes early-stage companies that have not yet generated any profits. The Company was formed originally in 2016 as EquityGenesis Inc., and then renamed to Newchip Inc. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made and our prospects must be considered in light of the risks of early-stage companies encounter. Astralabs' current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as Astralabs reacts to developments in its market, managing its growth, and the entry of competitors into the market. One of Astralabs' business segments, an accelerator program operated through one of the Company's affiliates was launched in April 2019 (the "Newchip Accelerator") with a few other business lines launched afterwards. There can be no assurance that the Company will ever operate profitably. The likelihood of Astra labs' success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their growth stages. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. However, based on management's assessment of operations and financing, they determined that the substantial doubt is alleviated. We have not generated profits since inception, and we have had a history of losses. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the Company has not been able to accomplish to date, and/or to obtain additional capital financing.

Any valuation at this stage is difficult to assess. The valuation for this offering of securities (the "Offering") was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

ASTRALABS and its subsidiaries are vulnerable to hackers and cyber-attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors, clients, and partners. Further, any significant disruption in service on the Newchip Accelerator platform or in its computer systems could reduce the attractiveness of the Newchip Accelerator, a core revenue stream of ASTRALABS. Further, we rely on a third-party technology provider to provide some of our back-up technologies. Any disruptions of services or cyber cyber-attacks either on our technology providers or on ASTRALABS could harm our reputation and materially negatively impact our financial condition and business.

We face increased market competition especially as traditional physical accelerators and programs move online due to the COVID-19 pandemic. Some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

We are dependent on general economic conditions. Our business model is dependent on growth in the number of startups and entrepreneurs. These in turn are affected by investment dollars and disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the number of new entrepreneurs and new company formations, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

Our revenues and profits are subject to fluctuations. It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: the number of startups and activity in the angel investing, venture capital, and other early-stage financing markets, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

Voting Control is concentrated in the hands of a small number of shareholders. Even if the shares were not subject to the proxy, you would not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. These few people and/or entities make all major decisions regarding the company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The Series A-3 Shares are offered at a lower price compared to the Series A-4 Shares. Therefore, investors who are purchasing Series A-4 Shares in this Offering will be immediately diluted by purchasers of Series A-3 Shares, who will pay less for each share.

There is no current market for our stock. There is no formal marketplace for the resale of our stock. The shares may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment. Since we have not established a trading forum for our stock, there will be no easy way to know what the Common Stock is "worth" at any time. Even if we seek a listing on the "OTCQX" or the "OTCQB" markets or others over time, there may not be frequent trading and therefore no market price for our stock.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's business plan. In order to achieve the Company's long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls

and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business. As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company and its subsidiaries often take a contract to create a warrant, a security, in the clients that enter its educational programs, which management and the board have discretion to price, value, exercise, sell, and cancel. Management believes that due to the high-risk nature of the businesses underlying the security the value of this security is minimal and only a few of them will see subsequent events that create a higher value. Should the value of the securities as a whole rise too high the company might become subject to The Investment Company Act of 1940 (the "1940 Act"), specifically as it relates to inadvertent investment companies. We intend to conduct Astralabs' operations so that neither the Company nor any of its affiliates will be required to register as investment companies under the Investment Company Act of 1940 (the "1940 Act"), as amended. A person will generally be deemed to be an "investment company " for purposes of the 1940 Act if absent an available exception or exemption, it (i) is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities; or (ii) owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

Although we monitor our operations and take steps to minimize the possibility of becoming an investment company under the 1940 Act, there can be no assurance that we will be able to maintain our exemption or exclusion from registration. If we are required to make certain adjustment to our business operations, our ability to operate in a certain way may be impaired or we could be required to sell certain assets in a manner, at a price or at a time that we otherwise would not have chosen.

Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering. Unless the Company has agreed to a specific use of proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate - it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information - there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the Investor. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Investor's Company securities.

Investors will have no voting rights. The holders of the Shares will enter into an irrevocable proxy and power of attorney with the Company's CEO to ensure, among other things, that any voting rights are voted in tandem with the majority of the Company's Common Stock. Investors will not have the right to vote upon matters of the Company as the holders of the Shares will enter into an irrevocable proxy and power of attorney in connection with the subscription for the Securities. The CEO of the Company, as true and lawful irrevocable proxy and attorney-in-fact will vote the Shares consistently with the majority of the Company's shares of Common Stock. Additionally, the CEO is granted certain other rights under the irrevocable proxy and power of attorney, including the execution of any instrument or document that related to the custody of the Shares, the reorganization of the Shares into a special-purpose vehicle or other entity designed to aggregate the Shares or such other similar matters. As a result, Investors will essentially never be able to vote upon any matters of the Company and might be forced to have their Shares held by a custodian or transferred into a special-purpose vehicle. Lastly, the CEO as true and lawful irrevocable proxy and attorney-in-fact is also entitled to give and receive notices and communications relating to the Shares.

The Company does not intend to pay cash dividends. The Company does not intend to pay cash dividends on its preferred stock. The Company currently intends to retain all available funds and any future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any,

of the Company's preferred stock will be Investors' sole source of potential gain for the foreseeable future.

The Company is entitled to repurchase the Shares under certain circumstances. The Company has the right to repurchase the Shares from Investors, if the Company reasonably determined that is likely that within six months the Company's shares of preferred stock then issued and outstanding, will be held of record by a number of persons that would require the Company to register its shares of preferred stock under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereunder. The Company shall be required to pay the Investors subject to a repurchase per Share the greater of (i) the applicable purchase price or (ii) the fair market value of each Share, as determined by an independent appraiser chosen by the Company.

As Astralabs grows, compliance with federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations. Astralabs' operations include diverse activities, including marketing, startup accelerator activities, as well as management services for venture capital funds. Such activities are subject to regulatory and statutory risk. Compliance with applicable laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. The legal framework that relates to Astralabs' operations is complex, and the cost of compliance may significantly increase as Astralabs' operations grow. Further, our applicable legal framework is subject to change. If we fail to comply with applicable laws and regulations, we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business and adversely affect our results of operations.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close of the Offering can occur. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The shares of Series A-3 Preferred Stock and the shares of Series A-4 Preferred Stock (together, the "Securities" or "Shares") will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. The Securities have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. The Securities are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Investor must hold the Securities for a one-year holding period unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. The Company has no obligation to register any of its capital stock, including, without limitation, the Securities. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Our future success depends on the efforts of our small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH THE COMPANY CONSIDERS IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Stock	30,000,000	6193059	Yes ⌄
Preferred Class A-1	302112	202761	Yes ⌄
Preferred Class A-2	7215132	7200602	Yes ⌄
Preferred Class A-3	933,925	721124	Yes ⌄
Preferred Class A-4	760,870	153057	Yes ⌄
Class B Common Stock	8300000	8300000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	17902
Options:	4927156

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	SBA EIDL
Issue date	05/19/20
Amount	$149,900.00
Outstanding principal plus interest	$155,999.97 as of 05/31/21
Interest rate	3.75% per annum
Current with payments	Yes

30 year maturity on the EIDL loan

Loan

Lender	Shaila Patel
Issue date	01/12/21
Amount	$300,000.00
Outstanding principal plus interest	$272,898.71 as of 05/31/21
Interest rate	15.0% per annum
Maturity date	01/13/24
Current with payments	Yes

3yr, term loan, monthly interest accrual, monthly payments. This loan consolidated many other debts and payables in addition to new capital contributed, which improved cash flow.

Loan

Lender	Clearco
Issue date	03/30/21
Amount	$331,764.00
Outstanding principal plus interest	$94,254.00 as of 04/28/22
Interest rate	12.0% per annum
Maturity date	06/03/22
Current with payments	Yes

Current payoff terms are equal amounts daily for 4 weeks for payoff.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2018	Regulation Crowdfunding	SAFE	$611,414	General operations
11/2018	Regulation D, Rule 506(b)	Convertible Note	$350,000	General operations
12/2018	Regulation D, Rule 506(b)	Convertible Note	$500,000	General operations
4/2019	Section 4(a)(2)	Convertible Note	$213,201	General operations
12/2020	Regulation D, Rule 506(b)	Preferred stock	$377,085	General operations
3/2021	Regulation Crowdfunding	Priced Round	$971,685	General operations
4/2021	Regulation D, 506(c)	Priced Round	$100,000	General operations
5/2021	Regulation D, Rule 506(c)	Preferred stock	$316,123	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Matt Bell
Amount Invested	$17,500.00
Transaction type	Other
Issue date	12/25/17
Relationship	Former Director

Matt Bell was on our Board, and we hired his agency for contract work for marketing, paying them $17,500.

Name	Nihar Patel
Amount Invested	$27,000.00
Transaction type	Loan
Issue date	10/31/19
Outstanding principal plus Interest	$0.00 as of 05/04/21
Interest rate	11.11% per annum
Maturity date	12/31/21
Relationship	CFO, Director

Name	Nihar Patel
Amount Invested	$30,000.00
Transaction type	Loan
Issue date	02/18/20
Outstanding principal plus Interest	$19,500.00 as of 06/14/21
Interest rate	0.0% per annum
Maturity date	12/10/21
Current with payments	Yes
Relationship	CFO and Director

Name	Shaila Patel
Amount Invested	$300,000.00
Transaction type	Loan
Issue date	01/12/21
Outstanding principal plus Interest	$272,898.71 as of 05/31/21
Interest rate	15.0% per annum
Maturity date	01/13/24
Current with payments	Yes
Relationship	Mother of CFO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that

could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

ASTRALABS is a team of startup operators and investors focused on building the infrastructure to set the standard for the startup and investor ecosystem. We source and build teams from the ground up that can utilize our methodology to quickly develop and scale around our core vision of startup oriented product software and services to profitability within 6-12 months post-launch. Our goal is to be publicly traded, increasingly profitable, and generating over $100M a year in revenue with a multi-billion dollar portfolio of global startups. This projection cannot be guaranteed.

Milestones

ASTRALABS INC. was incorporated in the State of Delaware in June 2016.

Since then, we have:

- Achieved revenue growth of >300%+ in 2019, 2020, & 2021 across our product lines.

- Achieved multiple successful exits for accelerator alumni companies in 2021 with more expected in 2022.

- Expanded to 6 continents with 3,000+ VC, angels, groups, and corporate innovation partnerships.

- Ranked in the Top 25 Accelerators, Top 500 VC's by Crunchbase, Top 50 Startups by G-Startups.

- Generated over $1B+ in startup deal flow to investors with multiple startups exits since launch in 2019.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $10,057,994 compared to the year ended December 31, 2020, when the Company had revenues of $2,986,986. Our gross margin was 94.37% in fiscal year 2021, compared to 93.62% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $1,741,980, including $364,833 in cash. As of December 31, 2020, the Company had $567,918 in total assets, including $109,303 in cash.

- *Net Loss.* The Company has had net losses of $2,317,508 and net losses of $442,255 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $1,611,857 for the fiscal year ended December 31, 2021 and $805,785 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $6,855,343 via various instruments including equity, convertible notes, equity for services, and the exercise of options and warrants. The company also has short-term and long-term debts totaling $1,611,857. We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

ASTRALABS INC. cash in hand is $338,747.91, as of April 2022. Over the last three months, revenues have averaged $1,385,757/month, cost of goods sold has averaged $43,953/month, and operational expenses have averaged $1,176,267/month, for an average net margin of $165,537 per month.

Growth in 2022 continues to outstrip the same period in 2021 by a significant degree. Growth in revenues continues to outpace growth in cost and we do plan on turning a profit this year though we will continue to invest profits into the business. However, in order to continue scaling and maximizing opportunities for growth the company remains reliant on outside capital as cash from operations will come in too slow to capitalize on the best opportunities to accelerate growth and launch additional revenue streams. We are launching new products and services for our clients that should increase the long-term value from our customers improving margins overall and LTV to CAC.

By the end of 2022 we expect our revenue to be double or more than 2021's revenues, specifically $18M to $20M, though the target is $23M to $25M. In the next 3 months we should see about $4.5M-$6M in revenue and in six months that should be over $14M if we are on target. Expenses growth has and should continue to flatten out and overall margins should increase. We are looking to offer more to existing clients to increase LTV to CAC. This should increase

revenue, with all associated cost, but we should incur limited marketing and customer acquisition cost as these are customers already using our services and alumni to our programs. We also expect higher margin product lines to grow faster than the main product line which should have a strong positive impact on operations.

In 2022, we achieved a profit in January and March, and expect an overall profit this year. We'd be able to achieve the baseline profitability goals with just $250,000 raised, most likely we would need no additional capital for our base case profit, but raising capital is about driving greater growth and greater overall profits long-term.

We have raised via Reg D from our existing accredited investors, and we have significant receivables as well as cash in from operations. We do have some access to revolving lines which allow us to manage cash flow as needed. While we may not have a profit on GAAP basis each month, our receivables, which represent revenue from prior months but not cash, give us a workable cash position.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Andrew Ryan, certify that:

(1) the financial statements of ASTRALABS INC. included in this Form are true and complete in all material respects ; and

(2) the tax return information of ASTRALABS INC. included in this Form reflects accurately the information reported on the tax return for ASTRALABS INC. filed for the most recently completed fiscal year,

Andrew Ryan
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.astralabs.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

> Financials 1
> Financials 2

Appendix D: Director & Officer Work History

> Andrew Ryan
> Eddie Tait
> Nihar Patel
> Travis Brodeen

Appendix E: Supporting Documents

> Astralabs_Subscription_Agreement_A-3_and_A-4__final_7.13.21___5_.docx
> Certificate_of_Incorporation_Fifth_Amended_and_Restated_As__1_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> Early Bird Astralabs Subscription Agreement 7.8.21
> Astralabs Subscription Agreement 7.8.21

Appendix C: Financial Statements

> Financials 1
> Financials 2

Appendix D: Director & Officer Work History

> Andrew Ryan
> Eddie Tait
> Nihar Patel
> Travis Brodeen

Appendix E: Supporting Documents

> Astralabs_Subscription_Agreement_A-3_and_A-4__final_7.13.21___5_.docx
> Certificate_of_Incorporation_Fifth_Amended_and_Restated_As__1_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the

requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ASTRALABS INC.

By

Andrew Ryan

Founder & CEO @ ASTRALABS

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Nihar Patel

CFO
4/30/2022

Andrew Ryan

Founder & CEO @ ASTRALABS
4/30/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.



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